Exhibit 99.13

UNITED UTILITIES PLC

12 DECEMBER 2003

United Utilities PLC announces that it has received a notification today, dated 10 December 2003, from Cater Allen International Limited stating that the company no longer had a reportable interest in the ordinary share capital of United Utilities PLC.

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Contact for queries: Tim Rayner	01925 237071

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.